UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 23, 2024, ZOOZ Power Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	ZOOZ Power Partners with Dor-Alon, a Leading Gas-Station Network Operator in Israel and “ON”, the Leading Charging Network in Israel, to Boost Ultra-Fast Charging Infrastructure Along Cross-Israel Highway

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: May 23, 2024	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors